EXHIBIT 99.1

Yamana Gold Provides Notice of Wasamac Project Feasibility Study Update and Conference Call

TORONTO, July 12, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE:AUY) (“Yamana” or “the Company”) will announce the results of the Feasibility Study update on the Company’s wholly-owned Wasamac project in the Abitibi-Témiscamingue Region of Quebec, Canada, on Monday, July 19, 2021, after the market close. The Company will hold a separate detailed presentation conference call and webcast relating to the project development on Tuesday, July 20, 2021, from 10:00 am to 11:00 am ET. There will be time for questions from investors on the call although investors who prefer may wish to send questions in writing in advance of or during the call by emailing investor@yamana.com. Please see additional details relating to the call below.

Wasamac Feasibility Study Update Call

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free UK	00-80042228835
Passcode	7570018#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK)	00-80033663052
Passcode:	1176373#

The conference call replay will be available from 1:00 p.m. EDT on July 20, 2021, until 11:59 p.m. EDT on August 20, 2021.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888